
02011601

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 2 2 2002
316
WASH, D.C.
SECTION

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of
the Securities Exchange Act of 1934

January 2002

AEGON N.V.

50 AEGONplein
2591 TV THE HAGUE
The Netherlands

AEGON's press release, dated January 18, 2002, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



AEGON N.V.

(Registrant)



Date: January 18, 2002

By

C.M. van Katwijk
Senior Vice President and
Group Treasurer

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422745

PRESS RELEASE

AEGON AGREES TO SALE OF MEXICAN PARTNERSHIP INTERESTS TO CITIGROUP'S BANACCI

AEGON N.V. has agreed to the sale of its partnership interests in Seguros Banamex AEGON (life insurance company) and Afore Banamex AEGON (pension fund management company) to Citigroup's Grupo Financiero Banamex ('Grupo Financiero Banamex') in Mexico for USD 1.24 billion. In addition, AEGON will receive USD 40 million as dividends on the 2001 profits of the joint venture companies. AEGON intends for the transaction to be effective as of December 31, 2001.

The consideration includes a book gain of USD 0.8 billion. This gain consists of approximately USD 0.5 billion of return on invested capital, which was charged to shareholders equity as goodwill in earlier years. As a result, this USD 0.5 billion will be credited to shareholders' equity. The remaining USD 0.3 billion represents capital gain, which will be accounted for in the profit and loss account.

Also, AEGON N.V. will strengthen its default reserves as a result of increased default activity in AEGON's bond portfolios. Consequently, there is no meaningful impact on AEGON's earnings forecast for 2001. AEGON maintains its earlier forecast of an increase in 2001 earnings and earnings per share between 12% and 17%, with the earnings per share increase expected to be at the low end of this range.

The income before tax from AEGON's activities in these Mexican joint ventures amounted to USD 53 million over the first nine months of 2001. The divestiture is expected to have a slightly negative effect on AEGON's income and income per share.

Completion of this transaction is subject to the approval of regulatory authorities.

The Hague, 18 January 2002

Inquiries:

AEGON N.V.
Group Communications
Phone : +31 70 344 83 44
Fax: +31 70 344 84 45

Web site: www.aegon.com